[FORM OF]
                              MINORITY SHAREHOLDER
                            SHARE PURCHASE AGREEMENT

            MINORITY SHAREHOLDER SHARE PURCHASE AGREEMENT (the
"AGREEMENT"), dated as of July 11, 1997, between__________________ (the "SHAREHOLDER"), NFO Research Inc., a Delaware corporation ("NFO"), and NFO UK Inc., a Delaware corporation ("NFO-UK"), and a wholly-owned subsidiary of NFO.

            A. BJM Research and Consultancy Ltd. is a company under the laws of England and Wales ("MBL SUB"), and is a direct subsidiary of the MBL Group plc, a company incorporated under the laws of England and Wales (Registration No. 2077760) ("THE MBL GROUP").

            B. The Shareholder is the owner of ____ shares of the outstanding share capital (such Shareholder's shares hereinafter referred to as the "SHARES") of MBL sub, representing ___ of the issued and outstanding share capital of MBL Sub.

            C. On July 11, 1997, NFO, NFO-UK and the shareholders of The MBL Group executed and delivered a Share Purchase Agreement, pursuant to which NFO-UK acquired (the "ACQUISITION") all of the outstanding ordinary shares of (pound)1.00 each of The MBL Group.

            D. Concurrently with the Acquisition, NFO and the Shareholder negotiated the terms of this Agreement and agreed that (i) on the date hereof, NFO-UK will purchase from the Shareholder and the Shareholders will sell to NFO-UK a portion of the Shares owned by the Shareholder aggregating ____ Shares (the "FIRST PORTION"), and (ii) on the third anniversary of the date hereof, or on such earlier date that the Shareholder ceases to be employed by MBL Sub, NFO-UK will purchase form the Shareholder the remaining portion of the Shares aggregating ___ Shares (the "REMAINING PORTION"), all on the terms and conditions and for the consideration described below in this Agreement.

            E. Simultaneously with the purchase and sale of the First Portion and on the date hereof, as further inducement to NFO and NFO-UK to enter into this Agreement, the Shareholder will enter into a three-year Service Agreement with MBL Sub (the "SERVICE AGREEMENT").

            NOW, THEREFORE, in reliance upon the representations and warranties made herein and in consideration of the mutual agreements contained herein, NFO, NFO-UK and the Shareholder hereby agree as follows:

            1. PURCHASE AND SALE OF SHARES. On the date hereof, the Shareholder shall deliver to NFO-UK duly executed share transfers in respect of all of the Shares in favour of NFO-UK (or comparable instruments), together with the relative share certificates (if appropriate) and all other appropriate documents required to effect such share transfer duly executed in blank and any power of attorney or other authority under which such transfers have been executed, to hold in escrow until sold to NFO-UK in accordance with the terms of this Agreement.




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                  (a) SALE AND TRANSFER OF THE FIRST PORTION. On the First
Closing Date (as defined below), the Shareholder shall sell, transfer and assign to NFO-UK the legal and beneficial ownership in the Shares constituting the First Portion (including all rights, title and interest in and to any dividends, cash, instruments and other property that from time to time would thereafter be received, receivable or otherwise distributed in respect of or in exchange for any of such Shares) at the closing provided for in Section 2 hereof (herein called the "FIRST CLOSING" and the date of which is herein called the ("FIRST CLOSING DATE") for the consideration specified in Section l(b) hereof.

                  (b) FIRST PORTION PURCHASE PRICE. In consideration for the First Portion, NFO and NFO-UK shall pay to the Shareholder U.S.$_______ per Share (the "PER SHARE PURCHASE PRICE") for each Share constituting the First Portion, for an aggregate purchase price (the "FIRST PORTION PURCHASE PRICE") equal to U.S.$_______. Payment of the First Portion Purchase Price shall be made to the Shareholder on the First Closing Date in two parts, (i) U.S.$________ shall be in the form of newly-issued, unregistered shares of common stock, par value $.01 per share (" NFO COMMON STOCK"), of NFO, and (ii) U.S.$________ shall be in the form of cash by check or by wire transfer of immediately available funds to an account designated by the Shareholder. For purposes of calculating the amount to be paid to the Shareholder in shares of NFO Common Stock in respect of both the First Portion Purchase Price and the Remaining Portion Purchase Price (as defined in Section 3(b) hereof), each share of NFO Common Stock shall be valued at the average of the "closing price" per share of NFO Common Stock for the 15 consecutive trading day period ending the day before the First Closing Date or the Second Closing Date, as the case may be. The "closing price" for any day shall be the last reported sale price or, in the case no such sale takes place on such day, the average of the last reported bid and ask quotations for NFO Common Stock on the automated quotation system of the Nasdaq Stock Market on such day (the "NFO COMMON STOCK VALUATION").

                  (c) DELIVERY OF FIRST PORTION. On the First Closing Date, NFO-UK shall remove from escrow the Shares constituting the First Portion, together with the corresponding duly executed share transfers (or comparable instruments), relative share certificates (if appropriate) and other documents required to effect such share transfer and any power of attorney or other authority in respect thereof held in escrow by NFO-UK.

            2. FIRST CLOSING. The First Closing provided for in Section 1 hereof will take place at the offices of The MBL Group plc, 4-5 Bonhill Street, London, EC2A 4BX, England at 11:00 a.m., local time, on July 11, 1997 or at such other time or place or on such other date as NFO-UK and the Shareholder mutually agree after all requisite approvals as may be required hereunder shall have been obtained.

            3.    PURCHASE AND SALE OF THE REMAINING PORTION.

                  (a) SALE AND TRANSFER OF THE REMAINING PORTION. On the Second Closing Date (as defined below), the Shareholder shall sell, transfer and assign to NFO-UK the legal and beneficial ownership in the Shares constituting the Remaining Portion (including all rights, title and interest in and to any dividends, cash, instruments and other property that from time to time would thereafter be received, receivable or otherwise distributed in respect of or in exchange for any of such Shares) at the closing provided for in Section 4 hereof (herein called the "SECOND CLOSING" and the date of which is herein called the "SECOND CLOSING DATE") for the consideration specified in Section 3(b) hereof, PROVIDED, HOWEVER, that if the



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Shareholder ceases to be employed by MBL Sub prior to the third anniversary of the date hereof as a result of termination by MBL Sub pursuant to Section 13.2(a) of the Service Agreement or termination of the Service Agreement by the Shareholder, the Second Closing shall occur on a date not more than thirty days following the date of any such cessation of employment (and such date shall be considered the Second Closing Date), and the consideration to be paid by NFO and NFO-UK for the Remaining Portion at such time shall be equal to the product of
(i) the Per Share Purchase Price MULTIPLIED by (ii) the number of Shares constituting the Remaining Portion MULTIPLIED by (iii) 0.5, payable entirely in cash on such Second Closing Date.

                  (b) REMAINING PORTION PURCHASE PRICE. So long as the Shareholder is employed by MBL Sub (or another subsidiary or affiliate of MBL
Sub) until the third anniversary of the date hereof or if the Shareholder ceases to be employed by MBL Sub prior to the third anniversary of the date hereof as a result of termination by MBL Sub that is not pursuant to Section 13.2(a) of the Service Agreement, in consideration for the Remaining Portion, NFO and NFO-UK shall pay to the Shareholder on the Second Closing Date an aggregate purchase price (the "REMAINING PORTION PURCHASE PRICE" ) equal to the U.S. Dollar equivalent of the product of (i) the quotient calculated by dividing Net Income (as defined in Section 3(c) hereof) for the periods ending December 31, 1997, December 31, 1998 and December 31, 1999 by 3 (the "THREE-YEAR AVERAGE NET INCOME") MULTIPLIED by (ii) 12.65 MULTIPLIED by (iii) 0.01 PROVIDED, HOWEVER, that under no circumstance will the Remaining Portion Purchase Price be less than an amount equal to the product of (i) the Per Share Purchase Price MULTIPLIED by (ii) the number of Shares constituting the Remaining Portion. The Remaining Portion Purchase Price shall be payable 25% in the form of newly-issued, unregistered shares of NFO Common Stock, based on the NFO Common Stock Valuation calculated at the Second Closing Date as specified in Section l(b) hereof and 75% in the form of cash by check or by wire transfer of immediately available funds to an account designated by the Shareholder. For purposes hereof, the Remaining Portion Purchase Price shall be calculated using the U.S. Dollar - U.K. Pound spot exchange rate published in the New York edition of the WALL STREET JOURNAL two days prior to the Second Closing Date.

                  (c) DEFINITION OF NET INCOME. For purposes of this Agreement, "Net Income" shall be determined in accordance with United Kingdom generally accepted accounting principles prepared on a basis consistent with the past practices of MBL Sub, and defined as the after-tax income of MBL Sub, excluding extraordinary items, minority interest expenses and cumulative effect of accounting changes (as provided in the audited financial statements of MBL Sub for the relevant periods), PROVIDED, that, if applicable to MBL Sub, Net Income shall be adjusted as appropriate (to the extent not already adjusted) for the allocation of all regional and MBL Group holding company-related costs on a commercially reasonable and fair basis.

                  (d) DELIVERY OF REMAINING PORTION. On the Second Closing Date, NFO-UK shall remove from escrow the remaining Shares (constituting the Remaining Portion), together with the corresponding duly executed share transfers (or comparable instruments), the relative share certificates (if appropriate) and other documents required to effect such transfer and any power of attorney or other authority in respect thereof held in escrow by NFO-UK.



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            4. SECOND CLOSING. The Second Closing provided for in Section 3 hereof (subject to the proviso contained therein) will take place at the offices of The MBL Group plc, 4-5 Bonhill Street, London EC2A 4BX, England at 10:00 a.m., local time, on the third anniversary of the date hereof or at such other time or place or on such other date as NFO-UK and the Shareholder mutually agree after all requisite approvals as may be required hereunder shall have been obtained.

            5. REPRESENTATIONS AND WARRANTIES OF NFO AND NFO-UK. NFO and NFO- UK represent and warrant to the Shareholder that on the date hereof and on the Second Closing Date:

                  (a) ORGANIZATION AND GOOD STANDING. Each of NFO and NFO-UK is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now being conducted, and to own or use the properties or assets that it purports to own or use. Each of NFO and NFO-UK is duly qualified to do business and is in good standing in each jurisdiction except where the failure to be so qualified would not have material adverse effect on its business, financial condition or results of operations.

                  (b) AUTHORITY, NO CONFLICT. This Agreement constitutes the legal, valid and binding obligation of each of NFO and NFO-UK, enforceable against each of NFO and NFO-UK in accordance with its terms, subject as to enforcement, to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting, creditors' rights generally and to general principles of equity (regardless of whether enforcement is sought at a proceeding at law or equity). The execution and delivery of this Agreement and the consummation or performance thereof by NFO and NFO-UK has been duly authorized by all necessary corporation action of each of NFO and NFO-UK and do not contravene the terms of its Certificate of Incorporation or By-laws, or any material contract, agreement, license or permit to which NFO or NFO-UK may be a party.

                  (c) STATUS OF NFO SHARES. All shares of NFO Common Stock delivered pursuant to this Agreement shall, when delivered, be duly authorized, validly issued, fully paid and non-assessable.

                  (d) PRIVATE OFFERING; BROKERS AND FINDERS. No form of general solicitation or general advertising was used by either NFO or NFO-UK or any representatives thereof in connection with the transactions contemplated hereby, and neither NFO nor NFO-UK has employed any broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's or similar fee or commission in connection therewith or upon the consummation thereof.

            6. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER. The Shareholder represents and warrants to NFO and NFO-UK that on the date hereof and on the Second Closing Date:

                  (a) AUTHORITY; NO CONFLICT. This Agreement constitutes the legal, valid and binding obligation of the Shareholder, enforceable in accordance with its terms, subject as to enforcement, to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and to general principles of equity (regardless of whether enforcement is sought at a proceeding at law or equity). The execution and


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delivery of this Agreement and the consummation or performance thereof by the
Shareholder do not contravene the terms of any contract, agreement, license or permit to which the Shareholder may be a party.

                  (b) TITLE TO THE SHARES. The Shareholder has full power and the right to transfer the legal and beneficial title to the Shares. The Shares are now and shall on the Second Closing Date be free from all claims, options, restrictions, liens, mortgages, charges and other encumbrances (whether monetary or not) or security interest of any kind and from all other rights exerciseable by third parties and the Shareholder will execute at its own cost and expense such documents as NFO considers necessary to transfer the legal and beneficial ownership of the Shares to NFO and secure to NFO the rights attaching thereto.

                  (c) PRIVATE OFFERING. Prior to the date hereof the Shareholder
(i) has been given full access to all material information concerning the business, assets, financial condition or results of operations of NFO (the "CONDITION OF NFO") to which it has requested access; (ii) has had an opportunity to ask questions of, and to receive information from, NFO and persons acting on its behalf concerning the Condition of NFO; (iii) has conducted an independent investigation of the business affairs and financial or other conditions of NFO; (iv) acknowledges that (A) he is not a citizen of the United States; (B) he resides on a full time basis and is physically located outside of the United States; and (C) his decision to invest in shares of NFO Common Stock was fully made outside of the United States; (v) acknowledges that he has been advised that the shares of NFO Common Stock being acquired by him have not been registered under the Securities Act; and that NFO has no intention to register such shares under the Securities Act; and (vi) is acquiring the shares of NFO Common Stock for his own account for investment and not for resale or distribution.

                  (d) NO MATERIAL ADVERSE CHANGE. To the Shareholder's knowledge, after due inquiry, since the First Closing Date (i) there has been no material adverse change in the business, financial condition, results of operations or prospects (the "CONDITION") of MBL Sub that the Shareholder has not reported to NFO; (ii) there is no condition or state of facts or any change that is threatened that if it were to occur could reasonably be expected to have a material adverse effect on the Condition of MBL Sub that the Shareholder has not reported to NFO; and (iii) there has not been any damage, destruction or loss materially adversely affecting the Condition of MBL Sub (whether or not covered by insurance) that the Shareholder has not reported to NFO.

            7.    CERTAIN COVENANTS AND AGREEMENTS.

                  (a) FURTHER ASSURANCES. Subject to the terms and conditions of this Agreement, the parties hereto hereby agree to use all reasonable efforts to take or cause to be taken, all actions, and to do, or cause to be done, all things necessary, including duly preparing and filing all necessary applications with the appropriate banking and/or governmental authorities and all other actions as may be required under any applicable laws, to consummate the transactions contemplated by this Agreement. The parties agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

                  (b) SHAREHOLDERS' AGREEMENT. During the period commencing on the date hereof and ending on the Second Closing Date, the Shareholder agrees not to in any



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way encumber, assign, sell, convey, transfer or dispose of, in whole or in part, whether voluntarily or by operation of law, and whether outright or for security any of his Shares (whether all of the Shares or the Shares constituting the Remaining Portion). Any attempt to transfer any Shares or any rights thereunder in violation of the preceding sentence shall be null and void AB INITIO and MBL Sub shall refuse to register any such transfer.

                  (c) HOLDING PERIOD. The Shareholder agrees not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of (directly or indirectly) any shares of NFO Common Stock delivered to the Shareholder pursuant to this Agreement (whether on the First Closing Date, the Second Closing Date or otherwise) for a period of one year following the date of any such delivery or such longer time as required by United States securities laws.

                  (d) RETURN OF SHARES. If NFO-UK fails or refuses to purchase any Shares for any reason on the First Closing Date or the Second Closing Date pursuant to this Agreement, then, after a sixty day period following delivery of notice by the Shareholder as to such failure during which NFO and NFO-UK shall be entitled to cure any such failure or refusal to purchase, NFO-UK shall surrender to the Shareholder all Shares it shall at that time be holding in escrow pursuant to Section 1 hereof.

                  (e) GUARANTEE. NFO agrees to cause NFO-UK to meet all of its payment obligations hereunder.

                  (f) CONDUCT. The parties hereto hereby agree, prior to the First Closing Date through the Second Closing Date, not to take any action or actions (or omit to take any action or actions), that would cause any of the representations and warranties contained in this Agreement to be untrue.

                  (g) SPECIFIC PERFORMANCE. The parties hereto intend that all of the parties have the right to seek damages or specific performance in the event that any other party hereto fails to perform such party's obligations hereunder. Therefore, if any party shall institute any action or proceeding to enforce the provisions hereof, any party against whom such action or proceeding is brought hereby waives any claim or defense therein that the plaintiff party has an adequate remedy at law.

                  (h) RIGHT OF DISCHARGE RESERVED. The Shareholder hereby acknowledges and agrees that nothing in this Agreement shall confer upon the Shareholder the right to continue in the service of MBL Sub or any of its affiliates or affect the right that MBL Sub or such affiliate may have to terminate the service of the Shareholder.

            8.    INDEMNIFICATION.

                  (a) SURVIVAL OF REPRESENTATIONS. The representations and warranties of NFO-UK and the Shareholder shall survive the closing dates until the expiration of twelve months after the Second Closing Date.

                  (b) INDEMNIFICATION OF NFO AND NFO-UK. Effective upon the First Closing, the Shareholder hereby agrees to indemnify and hold NFO-UK harmless from and against any claim, loss, damage, liability, obligation, or expense (including, without limitation, costs and expenses of litigation and reasonable attorneys' fees) ("LOSSES" ) incurred by NFO-


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UK or any of its subsidiaries and affiliates occurring as a result of or arising from any breach of any representation or warranty or failure to do and perform any covenant or agreement of the Shareholder contained herein up to an amount equal to the sum of the First Portion Purchase Price plus the Remaining Portion Purchase Price; PROVIDED, that there can be no claim of breach for Losses occurring as a result of or arising from the Shareholder's failure to notify NFO-UK of a material adverse change in the condition of MBL Sub pursuant to
Section 6(d) hereof in the event of (i) a change in overall economic or political conditions in the industry and/or jurisdiction in which MBL Sub conducts its business; (ii) acts of God; or (iii) riot, war or armed conflict.

                  (c) INDEMNIFICATION OF THE SHAREHOLDER. Effective upon the First Closing, NFO-UK hereby agrees to indemnify and hold the Shareholder harmless from any Losses incurred by the Shareholder occurring as a result of or arising from any breach of a representation or warranty or failure to do and perform any covenant or agreement of NFO-UK contained herein.

            9. EXPENSES. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

            10. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York (without regard to its law with respect to conflicts of laws), including all matters of construction, validity, and performance; PROVIDED, that no award for punitive damages relating to the breach or alleged breach of this Agreement shall be permitted.

            11. COUNSEL. Each party acknowledges that it has been or has had the opportunity to be represented by independent legal counsel of its own choice through all of the negotiations which preceded the execution of this Agreement. Each party acknowledges that it has read this Agreement and consents to all the terms and conditions contained herein without any reservation whatsoever and it had the same explained by counsel, who have answered any and all questions which has been asked with regard to the meaning of any of the provisions hereof.

            12. NOTICES. All notices, requests, permissions, waivers, and other communica tions hereunder shall be in writing and shall be deemed to have been duly given if signed by the respective persons giving them (in the case of any corporation the signature shall be by an officer thereof) and delivered by hand, by telecopier (with a confirmed receipt thereof) or deposited in the United States mail (registered, return receipt requested), properly addressed and postage prepaid:

                  (a)   if to the Shareholder, to:

                        c/o BJM Research and Consultancy Ltd.
                        4-5 Bonhill Street
                        London EC2A 4BX
                        England
                        Telecopy No.:______________________

                        with a copy to:




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                        Winward Fearon
                        35 Bow Street
                        London WC2E 7AU
                        England
                        Telecopy No.:  011-44-171-420-2801
                        Attention:  Adrian Luto, Esq.

                  (b)   if to NFO-UK, to:

                        c/o NFO Research, Inc.
                        2 Pickwick Plaza
                        Suite 400
                        Greenwich, Connecticut 06830
                        Telecopy No.:  (203) 629-8885
                        Attention: Chief Financial Officer

                  (c)   with a copy to:

                        Paul, Weiss, Rifkind, Wharton & Garrison
                        1285 Avenue of the Americas
                        New York, New York 10019-6064
                        Telecopy No.:  (212) 757-3990
                        Attention:  James M. Dubin, Esq.

Such names and addresses may be changed by such notice.

            13. ENTIRE AGREEMENT, AMENDMENTS, ETC. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein supersedes and cancels all prior agreements with respect hereto and thereto (including, without limitation, all prior shareholder agreements relating to MBL Sub to which the Shareholder may be a party) and may be amended only by a written instrument executed by the parties or their respective successors or assigns. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto with respect to the transactions under this Agreement other than those set forth herein or made hereunder. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed in one or more counterparts and each counterpart shall be deemed to be an original.

            14. BINDING EFFECT, ASSIGNMENT. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and legal representatives. This Agreement is not assignable except by operation of law, except that NFO-UK may assign its rights hereunder to any of its affiliates or to any successor to all or substantially all of its business or assets.

            15. SEVERABILITY. The invalidity of any portion hereof shall not affect the validity, force, or effect of the remaining portions hereof.


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            16. WAIVER. The parties may by subsequent written agreement (i)
extend the time for the performance of any of the obligations or other acts of the parties hereto; (ii) waive any inaccuracies in the representations contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with or modify any of the covenants contained in this Agreement; and (iv) waive or modify performance of any of the obligations of any of the parties hereto. Any agreement on the part of any party for such extension, modification or waiver shall be validly and sufficiently authorized for the purposes of this Agreement if in writing and authorized by the proper officers of NFO-UK on behalf of NFO-UK and by the Shareholder.



            IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.





                                    -------------------------------




                                    NFO RESEARCH, INC.



                                    By:
                                          -----------------------------------
                                          Name: Patrick G. Healy
                                          Title: Executive Vice President-
                                                 Finance and Chief Financial
                                                 Officer



                                    NFO UK, INC.



                                    By:
                                          -----------------------------------
                                          Name: Patrick G. Healy
                                          Title:  Executive Vice President






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